Exhibit 99.95

UNDERTAKING

TO:	Ontario Securities Commission

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Northwest Territories
Nunavut Securities Office

(collectively, the “Commissions”)

RE:	Fire & Flower Holdings Corp. (the “Corporation”)

Short Form Base Shelf Prospectus of the Corporation dated November 24, 2020 in the Province of Quebec and the Territories of Canada, and Amended and Restated Short Form Base Shelf Prospectus dated November 24, 2020 of the Corporation Amending and Restating the Short Form Base Shelf Prospectus of the Corporation dated November 1, 2019 in all of the Provinces of Canada other than Quebec (collectively, the “Prospectus”)

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Prospectus.

In connection with the filing of the Prospectus, the undersigned undertakes to file with the Commissions all material contracts and documents affecting the rights of securityholders, in accordance with subsections 4.2(a)(x) and (x.1) of National Instrument 44-101 – Short Form Prospectus Distributions, including the following:

1.	the warrant indenture or warrant agency agreement for any offering of Warrants;

2.	the subscription receipt agreement for any offering of Subscription Receipts;

3.	the trust indenture or supplemental trust indenture for any offering of Debt Securities; and

4.	the unit agreement and, if applicable, collateral agreements and depository agreements, for any offering of Units,

promptly and in any event within seven days after the execution of the document or after the document becomes effective, as applicable.

DATED: November 24, 2020

FIRE & FLOWER HOLDINGS CORP.

By:	(signed) “Trevor Fencott”
Name:	Trevor Fencott
Title:	President and CEO